APPLE HOSPITALITY REIT, INC.
814 East Main Street
Richmond, VA  23219

July 13, 2016

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer Gowetski
Senior Counsel, Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Apple Hospitality REIT, Inc.
Registration Statement on Form S-4 (File No. 333-211564) Request for Acceleration of Effective Date

Dear Ms. Gowetski:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Apple Hospitality REIT, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 2:00 p.m., Eastern Time, on Friday, July 15, 2016, or as soon thereafter as practicable.  The Company also requests that the Commission confirm such effective date and time in writing.
In connection with this request for acceleration, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Apple Hospitality REIT, Inc.

/s/ Justin G. Knight By: Justin G. Knight Title: President and Chief Executive Officer